

Mail Stop 4628

October 17, 2016

Al Monaco
President and Chief Executive Officer
Enbridge Inc.
200, 425 1st Street, S.W.
Calgary, Alberta, Canada T2P 3L8

> **Re:** **Enbridge Inc.**
> **Registration Statement on Form F-4**
> **Filed September 23, 2016**
> **File No. 333-213764**

Dear Mr. Monaco:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger Proposal, page 39

Background of the Merger, page 40

1. We note the disclosure on page 40 that Enbridge's senior management had considered a business combination transaction with Spectra Energy Corp. periodically at least in the last 18 months. Please revise this section to clarify whether the board of Enbridge or Spectra Energy considered transaction alternatives with other third parties.

2. At several points in the background section, you indicate that executives of Enbridge Inc. and Spectra Energy Corp. discussed "potential synergies" that could result from a proposed merger. We also note the synergies listed on page 52, which serve as one of the basis for the Spectra Energy board to approve the merger transaction. Please clarify the

synergies considered by Enbridge and Spectra Energy, and their impact on discussions regarding the transaction.

3.   We note that on September 4 and 5, 2016, members of Enbridge's management reviewed the feedback of the credit rating agencies and that on September 5, "Enbridge's management received and shared favorable feedback from the credit rating agencies regarding their view of Enbridge's credit rating upon the closing of the proposed transaction." Please describe this feedback and clarify whether it was a factor the Enbridge board considered in approving the merger transaction.

Board of Directors and Management of Enbridge after the Merger, page 48

4.   Please provide the disclosure required under Item 18(a)(7) of Form F-4 for each individual who is to serve as a director or executive officer of the combined entity.

Enbridge's Reasons for the Merger, page 49

5.   You indicate that among the factors considered by the Enbridge board in making its determination to support the merger was the belief that the economic value of the consideration was "appropriate and reasonable, and consistent with market precedents." However, you do not discuss any precedent market transactions. Please clarify this statement and advise whether the Enbridge board considered comparable transaction precedents in its determination to approve the merger transaction.

Opinion of Spectra Energy's Financial Advisors, page 55

Opinion of BMOCM, page 59

Selected Public Companies Analyses, page 59

6.   Please revise to provide additional details to describe the criteria BMOCM used to select the companies used in the Selected Public Companies Analyses described on pages 59 and 60. Please also revise to show the enterprise values for each comparable company. Additionally, please make corresponding revisions to the Selected Public Companies Analyses prepared by Citi on page 69.

Opinion of Citigroup Global Markets, page 65

Financial Analyses, page 68

Selected Public Companies Analyses, page 69

7.   Based on the supplemental information provided to us, we note certain apparent inconsistencies in the presentation of Enbridge selected midstream companies' comparable data, including, among other items, the estimated dividend yields for calendar years 2016, 2017, and 2018. Please explain the reasons for such apparent discrepancies.

8.   We note that Citi also reviewed selected precedent midstream transactions. Please tell us why the summary for this analysis was not included in the registration statement.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 139

Notes to the Pro Forma Condensed Consolidated Financial Statements, page 143

Note 3. Pro Forma Assumptions and Adjustments, page 144

9.   Please provide a qualitative description of the factors that make up the goodwill to be recognized in the merger. Refer to FASB ASC 805-30-50-1a.

10.   Disclosure on page 146 indicates that approximately 85% of Spectra Energy's assets are in rate-regulated entities and that no fair value adjustments to property, plant and equipment and intangible assets have been recognized. Please expand your disclosure to describe the nature of these rate-regulated entities and their respective assets.

11.   In connection with the above comment, please tell us more about how you concluded the carrying value of Spectra Energy's property, plant and equipment and intangible assets are representative of their fair value in accordance with the principles of FASB ASC 820. In your response, describe how you considered a market participant's view of fair value of the assets in the rate-regulated entities and cite the authoritative accounting guidance you relied upon in your analysis. Also, please address how you measured the remaining 15% of Spectra Energy's assets that are not part of the rate-regulated entities.

12.   We note that pro forma adjustment 3b includes a regulatory offset of $803 million recorded in deferred amounts and other assets for the portion of the fair value adjustment to long-term debt related to rate-regulated entities. Please tell us and expand your disclosure to describe the factors that support regulatory offset.

<u>Closing Comments</u>

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant at 202-551-3725 or, in her absence, Jennifer O'Brien, Staff Accountant, at 202-551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, me, at 202-551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources